UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Flying Cloud Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 California Street, Suite 1350
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bart Mallon 415-868-5345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Bart Mallon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Flying Cloud Securities LLC, as of ________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Bart Mallon
Signature

President
Title

see below
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 25th day of March, 2021, by Bart Mallon, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ________________ (Seal)

APRIL M. JOHNSON
Notary Public - California
San Francisco County
Commission # 2218664
My Comm. Expires Nov 13, 2021

Flying Cloud Securities LLC
Report Pursuant to Rule 17a-5(d)
Year Ended December 31, 2020

The report is deemed Confidential in accordance with Rule 17a-5(e)(3) under Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

FLYING CLOUD SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members of
Flying Cloud Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Flying Cloud Securities LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Flying Cloud Securities LLC's auditor since 2014.

Denver, Colorado
March 22, 2021

FLYING CLOUD SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS

Cash and cash equivalents	$	368,650
Commission receivable		336,018
	$	704,668

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Commission payable	$	596,008
Accounts payable and other liabilities		4,993
		601,001

Commitments and Contingencies (Notes 3 and 4)

MEMBERS' EQUITY (Note 2)		103,667
	$	704,668

The accompanying notes are an integral part of these financial statements.

FLYING CLOUD SECURITIES LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE:

Commission income	$ 1,151,602
Total revenue	1,151,602

EXPENSES:

Commission expense	1,023,744
Telephone, internet & communication	5,386
Regulatory fees	12,037
General and administrative	1,133
Insurance	2,566
Legal and professional fees	59,700
Rent and occupancy costs	3,000
Taxes and licenses	3,300
Total expenses	1,110,866

Net income	$ 40,736

The accompanying notes are an integral part of these financial statements.

FLYING CLOUD SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Balances, December 31, 2019	$	82,931
Distribution to members		(20,000)
Net income		40,736
Balances, December 31, 2020	$	103,667

The accompanying notes are an integral part of these financial statements

FLYING CLOUD SECURITIES LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:		
Net income	$	40,736
Adjustments to reconcile net income to net		
cash flows used in operating activities:		
Changes in operating assets and liabilities:		
Increase in commissions receivable		(283,637)
Decrease in prepaid expenses		317
Decrease in commissions payable		(190,322)
Increase in accounts payable		2,361
Decrease in deferred revenue		(8,541)
Net cash used in operating activities		(439,086)
CASH FLOWS FROM (TO) FINANCING ACTIVITIES:		
Distributions to members		(20,000)
Net cash used in financing activities		(20,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(459,086)
CASH AND CASH EQUIVALENTS, at beginning of year		827,736
CASH AND CASH EQUIVALENTS, at end of year	$	368,650

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Flying Cloud Securities LLC (the "Company"), is a Delaware limited liability company, organized in 2013 to engage in private placements of securities. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority, Inc. ("FINRA"). The Company was formed on March 11, 2013 and was approved by the SEC and the FINRA as a broker-dealer on April 24, 2014, whereby the Company commenced operations.

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company considers all highly-liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents. As of December 31, 2020, the Company does exceeds the FDIC insured amount limit of $250,000 by $118,240.

Revenue Recognition

The Company derives its revenue from capital raising activities, in the form of private placements of securities. Commission revenue is recognized as income when it is earned, as defined in the respective engagement letters. This is typically at the closing of the sale of securities of the non-public companies. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2020.

Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are null.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes (concluded)

provision for income taxes is reflected in the accompanying financial statements. However, the Company is still required to file a tax return. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Taxable years since 2017 are subject to examination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital and net capital requirements of $70,065 and $40,067, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 8.58 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1, during its fiscal year of operations.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement, effective April 24, 2013, with Cole-Frieman & Mallon LLP, in which the affiliate pays expenses on behalf of the Company. The Company pays the affiliate $250 per month for office space, minor administrative services and technology services. This amount approximates the Company's portion of these expenses. The total amount paid to the affiliate for the period was $3,000 and is included in Rent Expense in the Statement of Income.   In addition, the lease agreement may be terminated with a 60 day notice.

The Company has a services agreement with Aspect Advisors LLC for the provision of Chief Compliance Officer and Financial Operations Principal services. The Company pays the affiliate $4,300 per month for such services. The total amount paid to the affiliate for the period was $51,600 and is included in Legal and Professional Fees in the Statement of Income. In addition, the services agreement may be terminated with a 30 day notice.

NOTE 4 -   COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company could be threatened with or named as a defendant in lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2020, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 5 -   SUBSEQUENT EVENTS
The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Supplemental Information

FLYING CLOUD SECURITIES LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2020

CREDIT:

Members' equity	$	103,667

DEBITS:

Non-allowable assets:		
Accounts receivable		33,602
Prepaid expenses		-
Total debits		33,602
Net capital before haircuts on securities positions		70,065
Haircuts on securities positions		-
NET CAPITAL		70,065
Minimum requirements of 6 2/3% of aggregate indebtedness of $601,001 or $5,000, whichever is greater		40,067
EXCESS NET CAPITAL	$	29,998

AGGREGATE INDEBTEDNESS:

Accrued expenses and other liabilities	$	601,001
Unearned revenue		-
	$	601,001

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		8.58 1

See the accompanying Report of Independent Registered Public Accounting Firm

FLYING CLOUD SECURITIES LLC

**RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING
UNAUDITED FORM X-17A-5 PART II FILING FOR THE YEAR ENDED DECEMBER 31, 2020**

NET CAPITAL PER COMPANY'S UNAUDITED FORMX-17A-5 PART II FILING	$	**70,852**
Adjustments: Increase in Accounts Receivable		143,242
Adjustments: Increase in Accounts Payable		(144,029)
Net Adjustments:		(787)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-S(D)		70,065

SJ SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Flying Cloud Securities LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Flying Cloud Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
March 22, 2021

msi Global Alliance

FLYING CLOUD SECURITIES LLC

EXEMPTION REPORT

To whom It May Concern,

To the best knowledge and belief of Flying Cloud Securities LLC (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2020. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer;

(i)   Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Flying Cloud Securities".

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Justin Schleifer

Justin Schleifer, Chief Compliance Officer

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Flying Cloud Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2020, which were agreed to by Flying Cloud Securities LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2020, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

S1

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
March 22, 2021

FLYING CLOUD SECURITIES LLC

GENERAL ASSESSEMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
YEAR ENDED DECEMBER 31, 2020

General Assessment per Form SIPC-7	$	1,727
Less payment made with Form SIPC-6		(446)
Amount paid with Form SIPC-7	$	1,281

See the accompanying Report of Independent Registered Public Accounting Firm